EXHIBIT 23.2

Independent Auditors' Consent


We hereby consent to the incorporation by reference in the Registration statement on Form S-8 of New Millennium Media International, Inc. of our report dated April 11, 2003 on the financial statements of NMMI as of December 31, 2002 and for the year then ended.

Our report dated April 11, 2003 contains an  explanatory  statement  that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result in the outcome of that uncertainty.


/s/ Salberg & Co., P.A.

Salberg & Co., P.A.
Boca Raton, FL
December 24, 2003

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